Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
September 17, 2008	NYSE: SLW

SILVER WHEATON COMPLETES EARLY EXERCISE OF WARRANTS; NEW WARRANTS TO BE LISTED FOR TRADING ON THE TORONTO STOCK EXCHANGE

VANCOUVER, BRITISH COLUMBIA, September 17, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (NYSE, TSX: SLW) is pleased to announce that the early exercise period for two series of its warrants has expired and Silver Wheaton has received gross proceeds in excess of Cdn$120 million.  Approximately 87.7% and 91.7% of the issued and outstanding First Warrants and Series A Warrants were exercised early, respectively.  The proceeds are expected to be used to pay down debt and fund future growth opportunities.

In connection with the early exercises, Silver Wheaton has issued approximately 2.72 million New Warrants, which will be listed and posted for trading on the Toronto Stock Exchange at the open on September 18, 2008.  Each New Warrant entitles the holder to purchase one common share of Silver Wheaton at an exercise price of US$20.00 at any time before 5:00 p.m. (Vancouver time) on September 5, 2013.  The New Warrants will trade under the symbol SLW.WT.U and will be traded in US funds.

“The early exercise of warrants provides Silver Wheaton with significant funds, at an attractive cost of capital, for the continued expansion of our portfolio of silver interests,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “We are pleased with the outcome as this is an opportune time for Silver Wheaton to strengthen its balance sheet and it positions us well to provide a unique financing solution to traditional mining companies with capital needs.”

The First Warrants and the Series A Warrants that were not exercised early remain outstanding and continue to be governed by their current terms.  Both series of warrants continue to be listed on the Toronto Stock Exchange under the symbols SLW.WT and SLW.WT.A, respectively.

The New Warrants have been qualified for distribution pursuant to a short form prospectus dated July 24, 2008 which is available on www.sedar.com.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces in 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements and forward-looking information contained herein is based on the reasonable assumptions of Silver Wheaton as at the date hereof.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements and forward-looking information contained herein is provided for the purpose of assisting investors in understanding the proposed warrant amendment transaction and may not be appropriate for other purposes.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.